Exhibit 99.2

JAMES L. WATTS 6

Venture, Suite 100

Irvine, California 92618

August 20, 2012

Mr. Carlos Trujillo, CFO

VelaTel Global Communications, Inc.

5960 La Place Court, Suite 160

Carlsbad, California 92008

Re: Engagement Letter for Valuation and Asset Allocation

Dear Mr. Trujillo:

Pursuant to our discussions, I am sending this engagement letter (“Agreement”) whereby I personally will prepare valuations and asset allocations (the “Valuations”) for VelaTel Global Communications, Inc. (“VelaTel” or the “Company”) with regards to their most recent acquisitions (the “Acquisitions”). These Valuations will establish the basis for future testing of goodwill impairment and shall be prepared for each purchase in accordance with the Accounting Standards Codification (“ASC”) Sec. 805 (formerly under Statement of Financial Accounting Standards No. 141, Business Combinations revised in 2007. The Valuations shall be prepared for Zapna SPA, acquired on April 3, 2012, and for Herlong Investments Limited, acquired on April 2, 2012, and for their unconsolidated subsidiaries Novi-Net d.o.o. and Montenegro Connect d.o.o.

Accordingly, and subject to your approval via your countersignature below, our Agreement shall be as follows:

1.	Term. Assuming the timely delivery of the materials needed for the preparation of the Valuation, we anticipate delivering the document prior to August 14, 2012.

2.	Business Information. The Company shall furnish complete and accurate current and historical information and shall promptly notify PSS of any material changes in the business that may affect the Valuation being prepared pursuant to this Agreement.

3.	Fees. The cost of the Valuation shall be $20,000, payable in registered S-8 stock.

Mr. Carlos Trujillo

August 20, 2012

Page Two

4.	Expenses. We do not anticipate incurring any expenses that would need to be billed separately.

5.	Indemnity. The Company agrees to indemnify PSS, its officers, directors, employees, agents and independent contractors, from any claim, controversy or damages, including reasonable attorney’s fees, resulting from assertions from third parties and arising out of this Agreement, except to the extent attributable to the gross negligence or willful malfeasance of PSS.

6.	Governing Law. This Agreement shall be interpreted under, and governed by, the laws of the State of California.

7.	Arbitration. Any disputes arising pursuant to this Agreement shall be settled by binding arbitration according to the rules of the American Arbitration Association.

8.	Entire Agreement. This is the entire Agreement between the parties pertaining to the subject matter and supersedes all prior agreements, representations and understandings of the parties. No modification of this Agreement shall be binding unless agreed to in writing by both parties.

Mr. Trujillo, if the above states with sufficient detail and accuracy the essential terms of our Agreement, please countersign below and we will begin the process immediately. The Pacific Summit team and I very much look forward to working with you and your professional advisors on this engagement.

Sincerely,

/s/ James L. Watts

James L. Watts

Accepted and Agreed to this 20th day of August 2012:

/s/ Carlos Trujillo

Carlos Trujillo, CFO